UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   September 28, 2005                 /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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Val-d'Or, Quebec                                              September 28, 2005


                     HALO AND METANOR ANNOUNCE EXECUTION OF
                     BACHELOR LAKE JOINT VENTURE AGREEMENT


Val-d'or, Quebec, December 8, 2005 - Marc Cernovitch, President & CEO of Halo Resources Ltd. (TSX.V: HLO; OTC.BB: HLOSF; FSE: HLR) & Serge Roy, President & CEO Of Metanor Resources Inc. (TSX.V: MTO) are pleased to announce that Halo has satisfied its work commitments and other obligations to acquire a 50% undivided ownership interest in the Bachelor Lake Property in Quebec, Canada and has executed a joint venture agreement with Metanor Resources Inc. for the exploration, development and exploitation of the property.

The Bachelor Lake property is located in LeSueur Township, Desmaraisville sector of Quebec.

ADDITIONAL INFORMATION

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at www.sedar.com .


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

SERGE ROY, President and CEO                    MARC CERNOVITCH, President & CEO
Metanor Resources Inc.                          Halo Resources Inc.
Tel: 819-825-8678 or 819-856-8435               Tel: 604-484-0068
                                                Fax: 604-484-0069
GHISLAIN MORIN, V.P. Corporate Development      Toll Free: 1-866-841-0068
Tel: Metanor Resources Inc.                     mcernovitch@halores.com
819-825-8678 or 819-354-9439

2872, Sullivan Road, suite 2,
Val-d'Or (Quebec) J0Y 2N0
Tel: (819) 825-8678  Fax. : (819) 825-8224
ressources.metanor@cablevision.qc.ca
www.metanor.ca


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